Exhibit 99.1

PRESS RELEASE
Tuesday 16 December 2025 – 8 a.m. CET

CMB.TECH INVESTS IN CHINESE AMMONIA SUPPLY

ANTWERP, Belgium, 16 December 2025 – CMB.TECH NV (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) (“CMBT”, “CMB.TECH” or “the Company”) is pleased to announce the company is investing in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy (“CEEC”) in Jilin Province and will own a minority share in privately owned Jiangsu Andefu Energy Technology Co., Ltd. (“Andefu”) one of China's largest ammonia supply chain companies.

Green ammonia produced in Jilin Province
CMB.TECH will purchase green ammonia produced in Jilin Province by the CEEC Songyuan project under an off-take agreement1. In the first phase of the CEEC Songyuan project, approximately 158,000 tonnes of renewable ammonia will be produced annually. Construction of the project was completed at the end of September 2025 and commercial operation is planned for January 2026.
The project is mainly powered by off-grid renewable energy and supported by batteries and hydrogen buffer storage. CEEC appointed Bureau Veritas for the certification audit, and the project obtained ISCC EU RFNBO certification on 2 December 2025.
Andefu, one of China's largest ammonia supply chain companies
CMB.TECH will also acquire a minority stake in Andefu, one of China’s largest ammonia supply chain companies. This will create an industrial partnership between two companies supporting maritime decarbonisation and the development of a green ammonia supply infrastructure.
A subsidiary of Andefu, Jiangsu Andefu Storage Co., Ltd., is currently constructing a 49,000 m³ low-temperature ammonia storage tank in Nanjing, providing critical hub capacity for ammonia distribution and future marine fuel applications. The storage tank is scheduled to be commissioned in Q1 2026.
In addition, Andefu, in cooperation with CEEC, will build an ammonia storage terminal into operation in Panjin in the second half of 2027, significantly enhancing China’s large-scale green ammonia logistics and supply capabilities.
Andefu is also advancing ship-to-ship (STS) ammonia bunkering operations, targeting commercial deployment in 2026, to support the emerging global ammonia-fuelled shipping fleet together with CMB.TECH.
CMB.TECH's ammonia-powered fleet
CMB.TECH will take delivery of 11 ammonia-powered ships next year. Ten Newcastlemax bulkers (210,000 dwt) being built at Qingdao Beihai Shipyard and one 1,400 TEU container vessel being built at China Merchants Industry Weihai will deliver during 2026. The ships will be powered by a dual-fuel diesel-ammonia main engine and carry ammonia as a fuel onboard. This will enable the vessels to sail in dual fuel ammonia configuration for both propulsion and other power requirements between ports.
Green ammonia as a shipping fuel
CMB.TECH believes green ammonia is a very promising solution to decarbonise shipping. When used in combustion engines, it emits no CO₂. Green ammonia is also expected to become cost-competitive compared to diesel thanks to the falling cost of renewable energy, and the renewable energy storage and supply systems (solar panels, windmills, batteries, electrolysers).
CMB.TECH will continue to engage with producers of green ammonia worldwide to source sufficient fuel for its green ships. Simultaneously, CMB.TECH’s ambition is to produce green ammonia in Namibia.
Alexander Saverys, CEO of CMB.TECH: "Today marks a big milestone in our decarbonisation journey. With an investment in the Chinese ammonia supply chain, CMB.TECH will be able to provide green ammonia to its ships. It's another important step towards the launch of our first ammonia-powered ships and zero-emission maritime transportation. 2026 will be a very important year for our company and our industry, as we hope to prove to the world that we can decarbonise today to navigate tomorrow!"

1 This agreement is subject to customary conditions.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 16 December 2025 – 8 a.m. CET

Announcement Q4 2025 results – 26 February 2025

About Andefu
Andefu, one of China’s largest ammonia supply chain companies, is a fully integrated platform led by its group company, Jiangsu Andefu Energy Technology Co., Ltd., with operations spanning ammonia production coordination, storage and terminal operations, international and domestic trading, inland waterway shipping, rail transportation, and road logistics — forming a comprehensive “six-in-one” ammonia supply chain across China.
About CEEC
China Energy Engineering Group Hydrogen Energy Co., Ltd. is a wholly owned subsidiary of China Energy Engineering Corporation Limited (CEEC), established in Beijing in January 2022 with a registered capital of RMB 5 billion. It is the largest and the only central state-owned enterprise platform dedicated to the full hydrogen energy value chain.
The Company serves as CEEC’s integrated platform for hydrogen energy investment, development, construction, and operation, covering hydrogen production, storage, transportation, application, and research. Its core businesses include renewable energy–based hydrogen production, hydrogen technology R&D, hydrogen storage and logistics, comprehensive hydrogen utilization, and the development of large-scale green hydrogen projects.
About CMB.TECH
CMB.TECH is one of the largest listed, diversified and future-proof maritime groups in the world with a fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
This information is published in accordance with the requirements of the Continuing Obligations on Euronext Oslo Børs.

Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech